UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of report (date of earliest event reported): September 9, 2021 (September 8, 2021)

Highland Transcend Partners I Corp.
(Exact name of registrant as specified in its charter)

Commission File Number: 001-39751

Cayman Islands	NA
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

777 Arthur Godfrey Road , #202, Miami Beach, FL 33140
(Address of principal executive offices, including zip code)

+1 (617) 401-4015
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	HTPA.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	HTPA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	HTPA.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on September 8, 2021, Highland Transcend Partners I Corp., a Cayman Islands exempted company (including the successor after the Domestication, “HTP” or “Highland Transcend”), entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “Merger Agreement”) with Picasso Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HTP (“Blocker Merger Sub I”), Picasso Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of HTP (“Blocker Merger Sub II” and together with Blocker Merger Sub I, the “Blocker Merger Subs”), Picasso Merger Sub III, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of HTP (“Company Merger Sub”, and together with HTP and the Blocker Merger Subs, the “HTP Parties”), Carlyle Partners VII Pacer Holdings, L.P., a Delaware limited partnership (“Pacer Holdings”), CP VII Pacer Corp., a Delaware corporation (“Pacer Corp. Blocker”), CP VII Pacer EU L.P., a Delaware limited partnership (“Pacer L.P. Blocker” and together with Pacer Corp. Blocker, the “Blockers” and the Blockers, together with Pacer Holdings, the “Blocker Parties”), Packable Holdings, LLC, a Delaware limited liability company formerly known as Entourage Commerce, LLC (“Packable”), and Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative, agent and attorney-in-fact of the Packable equityholders (the “Holder Representative”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement, filed as an exhibit to the HTP’s Current Report on Form 8-K filed September 9, 2021.

Tax Receivable Agreement

Concurrently with the consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”) and as a condition precedent to the closing of the Business Combination (the “Closing”), Surviving Pubco will enter into the tax receivable agreement (the “Tax Receivable Agreement”) with the owners of the Blocker Parties, the direct equityholders of Packable and the Holder Representative (or applicable replacement). Pursuant to the Tax Receivable Agreement, Surviving Pubco will be required to pay the parties to the Tax Receivable Agreement 85% of the amount of savings, if any, in U.S. federal, state and local income and franchise tax that Surviving Pubco actually realizes as a result of, among other things, (i) net operating losses and certain other tax attributes of the Blocker Parties available to Surviving Pubco as a result of the Blocker Mergers and (ii) the increases in tax basis and certain other tax benefits arising from future exchanges of Surviving Company Units for Surviving Pubco Class A Shares or the cash equivalent thereof. All obligations under the Tax Receivable Agreement will be Surviving Pubco’s obligation, and not that of Packable.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Tax Receivable Agreement, the form of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Exchange Agreement

Concurrently with the completion of the Business Combination and as a condition precedent to the Closing, Surviving Pubco will enter into an exchange agreement with Packable and each holder of Surviving Company Units (such interests, the “Packable Equity Interests”) from time to time party thereto (the “Exchange Agreement Members,” and such agreement, the “Exchange Agreement”), which will provide for the exchange of Paired Interests (as defined in the Exchange Agreement) on a one-for-one basis for Surviving Pubco Class A Shares. Pursuant to the Exchange Agreement and subject to the procedures and restrictions therein, from and after 180 days following the Closing, each Exchange Agreement Member will be entitled to surrender Paired Interests to Packable on a one-for-one basis for Surviving Pubco Class A Shares of the Surviving Pubco (the “Exchange”) by delivering notice to Packable; provided, that, subject to certain exceptions, Surviving Pubco, at its sole election, subject to certain restrictions, may, other than in the case of certain secondary offerings, instead settle all or a portion of the Exchange in cash based on a volume weighted average price of a Surviving Pubco Class A Share.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Exchange Agreement, the form of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Voting and Support Agreements

Concurrently with the execution of the Merger Agreement, certain equityholders of Packable (the “Packable Voting Members”) entered into a support agreement (the “Voting and Support Agreement”) in favor of HTP and Packable and their respective successors.

In the Voting and Support Agreement, the Packable Voting Members agreed to vote all of their Packable Equity Interests in favor of the Merger Agreement and related transactions and to take certain other actions in support of the Merger Agreement and related transactions. The Voting and Support Agreement also prevents the Packable Voting Members from transferring their voting rights with respect to their Packable Equity Interests or otherwise transferring their Packable Equity Interests prior to the meeting of Packable’s members to approve the Merger Agreement and related transactions, except for certain permitted transfers. The Packable Voting Members also each agreed, with certain exceptions, to a lock-up for a period of 180 days after the Closing with respect to any securities of Surviving Pubco or the Surviving Company that they receive as Merger Consideration under the Merger Agreement.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Voting and Support Agreement, the form of which is filed as Exhibit 10.3 hereto and is incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, Highland Transcend Partners I, LLC (the “Sponsor”) and certain other signatories thereto (the “Sponsor Parties”) entered into a letter agreement (the “Sponsor Letter Agreement”) with HTP and Packable pursuant to which the Sponsor Parties agreed to vote all of their respective Class B ordinary shares, par value $0.0001 per share, of HTP (along with the Surviving Pubco Class A Shares into which such ordinary shares are converted as a result of the Domestication as well as any other shares of HTP Class B Ordinary Shares and Surviving Pubco Class A Shares that such Sponsor Party may thereafter acquire, the “Sponsor Shares”) in favor of the Business Combination and related transactions and to take certain other actions in support of the Merger Agreement and related transactions.

The Sponsor Parties also agreed that 1,875,000 of the Sponsor Shares of the Sponsor Parties will be deemed to be “Deferred Sponsor Shares,” and a corresponding number of Surviving Company Units held by Surviving Pubco will be deemed to be “Deferred Company Units.” The Sponsor Parties agreed that they will not transfer and, subject to the achievement of certain milestones, may be required to forfeit, any such Deferred Sponsor Shares (in which case a corresponding number of Deferred Company Units will be forfeited), subject to the terms of the Sponsor Letter Agreement. The Sponsor Parties also waived certain anti-dilution protections to which they would otherwise be entitled in connection with the Business Combination. The Sponsor also agreed that, with respect to any loan of funds made by the Sponsor to HTP prior to Closing that may be convertible into warrants or other securities of HTP or Packable, the Sponsor Parties will take all actions to ensure that such loans shall be repaid solely in cash and will not be converted into warrants or other securities of HTP or Packable.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.4 hereto and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

 In connection with the Closing and as a condition precedent to the Closing, the Sponsor and certain other investors that currently hold Packable Equity Interests (the “Other Investors” and together with the Sponsor, the “Holders”) will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). As a result, the Holders will be able to make a written demand for registration under the Securities Act of 1933, as amended (the “Securities Act”) of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $25.0 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, the Surviving PubCo shall not be required to conduct more than two underwritten offerings where the expected aggregate proceeds are less than $50.0 million but in excess of $25.0 million in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by Surviving Pubco subsequent to the consummation of the Business Combination.

Surviving Pubco has also agreed to file within 45 days of the Closing a resale shelf registration statement covering the resale of all registrable securities.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Registration Rights Agreement, a copy of which is filed as Exhibit 10.5 hereto and is incorporated herein by reference.

Surviving Company LLC Agreement

 In connection with the Closing and as a condition precedent to the Closing, Surviving Pubco, the Surviving Pubco and investors that currently hold Packable Equity Interests (such holders, together with Surviving Pubco the “Members”) will enter into an amended and restated limited liability company agreement of the Surviving Company (the “Surviving Company LLC Agreement”). The Surviving Company LLC Agreement provides that holders of Surviving Company Units shall be entitled to participate in distributions by the Surviving Company in accordance with their percentage interests in the Surviving Company. The Surviving Company will be managed in accordance with the Surviving Company LLC Agreement. Members are restricted from transferring Surviving Company Units without the consent of Surviving Company, except for certain permitted transfers.

The foregoing description of the Surviving Company LLC Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Surviving Company LLC Agreement, a copy of which is filed as Exhibit 10.6 hereto and is incorporated herein by reference.

Forward-Looking Statements

The information in this Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Packable’s and Highland Transcend’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Packable and Highland Transcend. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Packable or Highland Transcend is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Packable; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Packable’s ability to manage future growth; the effects of competition on Packable’s future business; the amount of redemption requests made by Highland Transcend’s public shareholders; the ability of Highland Transcend or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Highland Transcend’s final prospectus that forms a part of Highland Transcend’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020 (the “Prospectus”) and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Highland Transcend filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Highland Transcend nor Packable presently know or that Highland Transcend nor Packable currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Highland Transcend’s or Packable’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Highland Transcend and Packable anticipate that subsequent events and developments will cause Highland Transcend’s or Packable’s assessments to change. However, while Highland Transcend and Packable may elect to update these forward-looking statements at some point in the future, Highland Transcend and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Highland Transcend’s or Packable’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Highland Transcend for their consideration. Highland Transcend intends to file the Registration Statement with the SEC which will include preliminary and definitive proxy statements to be distributed to Highland Transcend’s shareholders in connection with Highland Transcend’s solicitation for proxies for the vote by Highland Transcend’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Packable’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Highland Transcend will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Highland Transcend’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Highland Transcend’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Highland Transcend, Packable and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Highland Transcend, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Highland Transcend, Packable and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Highland Transcend’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Highland Transcend’s shareholders in connection with the proposed business combination will be set forth in Highland Transcend’s proxy statement / prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report relates to the potential financing of a portion of the Business Combination through a private placement of common stock of Highland Transcend to be issued in connection with the Proposed Business Combination. This Current Report shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

This Current Report does not constitute an offer or a solicitation of an offer, to buy or sell any securities, investment or other specific product or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act, and will be offered as a private placement to a limited number of either (a) “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or (b) institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither the Company nor Highland Transcend is making an offer of the Securities in any state where the offer is not permitted.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.2	Form of Tax Receivable Agreement by and among Packable, the TRA Party Representative therein and certain other parties from time to time party thereto.
10.3	Form of Exchange Agreement by and among Surviving Pubco, Packable and the other parties thereto.
10.4	Voting and Support Agreement, dated September 8, 2021 by and among HTP, Packable and certain equityholders thereto.
10.5	Sponsor Letter Agreement, dated September 8, 2021 by and among Sponsor, HTP, Packable and the other parties thereto.
10.6	Form of Amended and Restated Registration Rights Agreement by and among HTP, Sponsor, Packable and the other parties thereto.
10.7	Form of Amended and Restated Limited Liability Company Agreement by and among HTP, Packable and the other parties thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 9, 2021
HIGHLAND TRANSCEND PARTNERS I CORP.

By:	/s/ Ian Friedman
Name: Ian Friedman
Title: Chief Executive Officer